09043024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8- 05889

FACING PAG[redacted]

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-08 (MM/DD/YY) AND ENDING 09-30-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Franklin/Templeton Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo (City) CA (State) 94403-1906 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Corcoran (650)525-7510
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name - *if individual, state last, first, middle name*)

3 Embarcadero Center (Address) San Francisco (City) CA (State) 94111 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 1/8

OATH OR AFFIRMATION

I, Robert Lim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin/Templeton Distributors, Inc. as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Lim 11/24/09
Signature

Chief Compliance Officer
Title

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on
DAK This 24 day of November, 2009 (November 24, 2009) DAK
By Robert Lim
Proved to me on the basis of satisfactory evidence
to be the person who appeared before me

DELFINA A. KLEIN
Commission # 1714320
Notary Public - California
San Mateo County
My Comm. Expires Jan 5, 2011

Delfina A. Klein
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule I5c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)* (3).

PRICEWATERHOUSECOOPERS

Franklin/Templeton Distributors, Inc. and Subsidiaries

Report on Audit of Consolidated Statement of Financial Condition as of the fiscal year ended September 30, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

Board of Directors of
Franklin/Templeton Distributors, Inc.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Franklin/Templeton Distributors Inc. (a wholly-owned subsidiary of Franklin Resources Inc.) and subsidiaries at September 30, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 24, 2009

Franklin/Templeton Distributors, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
September 30, 2009

Assets	
Cash and cash equivalents	$ 586,004,381
Commission and distribution fees receivable	128,854,189
Management fees receivable	39,245,159
Investment securities, trading	178,925
Investment securities, available for sale	100,488,514
Deferred sales commission, net	91,629,047
Due from parent and affiliates	43,442,331
Property and equipment, net	2,021,455
Goodwill and other intangible assets, net	554,923,414
Prepaid expenses and other	4,182,040
Total assets	$ 1,550,969,455
Liabilities and Stockholder's Equity	
Liabilities	
Commission and distribution fees payable	$ 108,772,941
Accounts payable and accrued expenses	63,861,201
Due to affiliates	28,139,085
Deferred taxes, net	99,311,161
Payable to parent for income taxes	252,215
Income taxes payable to authorities	16,621,144
Total liabilities	316,957,747
Commitments and Contingencies (Note 11)	
Stockholder's Equity	
Common stock, $1.00 par value, 20,000 share authorized; 2,355 shares issued and outstanding	2,355
Capital in excess of par value	1,557,817,699
Accumulated other comprehensive income	2,214,676
Accumulated deficit	(326,023,022)
Total stockholder's equity	1,234,011,708
Total liabilities and stockholder's equity	$ 1,550,969,455

See Notes to Consolidated Statement of Financial Condition.

1. Business

Nature of Operations. Franklin/Templeton Distributors, Inc. (collectively with its subsidiaries, the "Company") is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin" or the "Parent"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker/dealer and serves as the principal underwriter and distributor for various U.S.-registered funds for which it receives commissions and distribution fees.

Franklin/Templeton Distributors, Inc.'s wholly-owned subsidiaries, Franklin Mutual Advisers, LLC ("FMA"), Franklin Advisory Services, LLC, Franklin Templeton Institutional, LLC, and Franklin Investment Advisory Services, LLC, are registered investment advisors with the Securities and Exchange Commission. These companies earn substantially all of their revenues from providing investment advisory services to various investment companies, funds, institutional and separately-managed accounts (collectively, the "sponsored investment products"). All services are provided under contracts that set forth the fees to be charged, generally based upon the level of assets in each fund. The contracts are subject to annual review by the investment companies' Board of Directors/Trustees and shareholders.

Risks and Uncertainties. When the fiscal year ending September 30, 2009 ("fiscal year 2009") began, global markets were experiencing unprecedented volatility, and, although the financial markets began to show stabilization and improvement as the fiscal year came to an end, an uncertain business climate is forecast for the foreseeable future. Market conditions resulted in a significant reduction in the Company's activities, which directly impacted the Company's revenue and net income. Continued volatility in the global financial markets could also significantly affect the estimates, judgments, and assumptions used in the preparation of the Company's financial statements.

2. Significant Accounting Policies

Basis of Presentation. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 24, 2009, which is the date that the consolidated statement of financial condition was issued.

Consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries in which it is considered to have a controlling financial interest. An entity generally is considered to have a controlling financial interest when it owns a majority of the voting interest in an entity. The Company also consolidates any variable interest entity ("VIE") for which it is considered the primary beneficiary. All material intercompany accounts and transactions have been eliminated.

A VIE is an entity in which the equity investment holders have not contributed sufficient capital to finance its activities or the equity investment holders do not have defined rights and obligations normally associated with an equity investment. An entity that has the majority of the risks and rewards of ownership of a VIE, referred to as the primary beneficiary, is required to consolidate the VIE.

The Company evaluates whether entities are VIEs and determines if it qualifies as the primary beneficiary of the VIEs. The Company's VIE consists of an investment product in which the Company

holds an equity interest. The evaluation of whether the Company qualifies as the primary beneficiary of VIEs is highly complex and involves significant judgments, estimates and assumptions. The Company generally utilizes expected cash flow scenarios to determine its interest in the expected losses or residual returns of the VIEs from the investment management and related service fees or equity ownership interests held. The key estimates and assumptions used in the analyses include the amount of assets under management, investment management and related service fee rates, the life of the fund investment product, and the discount rate. Based on these evaluations, the Company believes it was not the primary beneficiary of the VIE and, as a result did not consolidate this entity as of and for the year ended September 30, 2009.

Fair Value Measurements. The Company records substantially all of its investments in its financial statements at fair value or amounts that approximate fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the "exit price"). The Company uses a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable.

The three levels of fair value hierarchy are set forth below. The Company's assessment of the hierarchy level of the assets or liabilities measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data. Level 2 quoted prices are obtained from independent third-party brokers or dealers, including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data.

Level 3 Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Company's estimation of assumptions that market participants would use in pricing the asset or liability. Level 3 valuations are derived primarily from model-based valuation techniques in which one or more significant inputs are unobservable in the market.

Trading securities and securities available-for-sale are financial instruments recorded at fair value on a recurring basis. The Company may also measure certain assets or liabilities at fair value on a nonrecurring basis.

Cash and Cash Equivalents include cash on hand, demand deposits with banks, and other highly liquid investments, including money market funds, which are readily convertible into cash. Cash and cash equivalents are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value.

Investment Securities, Trading consists of an investment in common stock. Changes in the fair value of the security are recognized as gains and losses in earnings. The fair value of the security is determined using quoted market prices and is classified as Level 1.

Investment Securities, Available-for-Sale consist primarily of non-consolidated sponsored investment products and debt securities including securities of U.S. states and political subdivisions. Realized gains and losses are included in investment income using either the average cost method or specific

identification method. Unrealized gains and losses are recorded net of tax as part of accumulated other comprehensive income until realized. The fair value of non-consolidated sponsored investment products is determined based on the published net asset values of the sponsored investment products, and they are classified as Level 1. The fair value of the debt securities is determined using quoted market prices or independent third-party broker or dealer price quotes, which are evaluated for reasonableness, and they are generally classified as Level 2, except for certain U.S. Treasury securities which are classified as Level 1.

Impairment of Investments. Investments are evaluated for other-than-temporary declines in value on a periodic basis when the cost of an investment exceeds its fair value. For available-for-sale equity securities, the Company considers many factors, including the severity and duration of the decline in the fair value below cost, the Company's intent and ability to hold the security for a period of time sufficient for an anticipated recovery in fair value, and the financial condition and specific events related to the issuer. When an impairment of an available-for-sale equity security is determined to be other-than-temporary, the Company recognizes the impairment in earnings. For available-for-sale debt securities, if the Company intends to sell or it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost, the Company records the entire impairment in earnings. If the Company does not intend to sell or it is not more likely than not that it will be required to sell the security before anticipated recovery of its amortized cost, the Company separates the impairment into the amount of the total impairment related to the credit loss and the amount of the total impairment related to all other factors. The credit loss component is the difference between the security's amortized cost and the present value of the expected cash flows. The credit loss component is recognized in earnings and the losses related to all other factors are recognized in other comprehensive income.

Deferred Sales Commissions. Sales commissions paid to broker/dealers in connection with the sale of shares of the Company's mutual funds sold without a front-end sales charge are capitalized and amortized over the periods in which the Company estimates that they will be recovered from distribution plan payments or from contingent deferred sales charges, generally over 12 months to six years, depending on share class.

The Company evaluates the deferred sales commission asset for recoverability on a periodic basis using undiscounted projected cash flows expected to be generated from the related distribution plan fees and contingent deferred sales charges from the shares of its mutual funds sold without a front-end sales charge. These evaluations involve judgment and the use of estimates and assumptions, including expected future market levels, average assets under management and shareholder redemption rates.

Property and Equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives which range from 3 to 15 years. Expenditures for repairs and maintenance are charged to expense when incurred. The Company amortizes leasehold improvements on the straight-line basis over their estimated useful lives or the lease term, whichever is shorter.

Internal and external costs incurred in connection with developing or obtaining software for internal use are capitalized and amortized over the estimated useful life of the software of three years beginning when the software project is complete and the application is put into production.

The Company tests property and equipment for impairment when there is an indication that the carrying amount of the asset may not be recoverable. Carrying values are not recoverable when the undiscounted cash flows estimated to be generated by those assets are less than their carrying value. If assets are determined to not be recoverable, impairment losses are measured based on the excess, if any, of the carrying value of these assets over their respective fair value. Fair value is determined by discounted future cash flows models, appraisals or other applicable methods.

Goodwill and Other Intangible Assets. Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. Intangible assets consist primarily of mutual fund management contracts and non-compete agreements resulting from business acquisitions. The Company amortizes intangible assets over their estimated useful lives of 15 years using the straight-line method, unless the asset is determined to have an indefinite useful life. Indefinite-lived intangible assets primarily represent contracts to manage mutual fund assets for which there is no foreseeable limit on the contract period.

Goodwill is tested for impairment annually and when an event occurs or circumstances change that more likely than not reduce the fair value of a reporting unit below its carrying amount. Historically, the Company completed its annual goodwill impairment test as of October 1, of each fiscal year. During fiscal year 2009, the Company changed the annual impairment test date from October 1 to August 1 of each year. The Company believes the August 1 date better aligns the annual goodwill impairment test with the fourth quarter budget data developed in connection with the budgeting process that takes place in July and August. In addition, the annual impairment test was completed during the fourth fiscal quarter using the most recent financial information such that the results would better reflect the fiscal year being reported. This change to the date of the annual goodwill impairment test constitutes a change in method of applying an accounting principle. The Company believes that this change in accounting principle is preferable.

The goodwill impairment test involves a two-step process. The first step requires the identification of the reporting units, and comparison of the fair value of each of these reporting units to the respective carrying value. If the carrying value is less than the fair value, no impairment exists and the second step is not performed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step is performed to compute the amount of the impairment. In the second step, the impairment is computed by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. Goodwill and other intangible assets have been assigned to the Company's single reporting unit, the investment management and related services operating segment.

Indefinite-lived intangible assets are tested for impairment annually and when events or changes in circumstances indicate the assets might be impaired. Impairment is indicated when the carrying amount of the intangible asset exceeds its fair value.

In estimating the fair values of the reporting unit and indefinite-lived intangible assets, the Company uses valuation techniques based on an income approach under which future cash flows are discounted. The future cash flow estimates include assumptions about revenue and assets under management growth rates, the pre-tax profit margin, the average effective fee rate, the effective tax rate, and the discount rate, which is based on the Company's weighted average cost of capital.

The Company tests definite-lived intangible assets for impairment quarterly. Impairment is indicated when the carrying value of the asset is not recoverable and exceeds its fair value. In evaluating the recoverability of definite-lived intangible assets, the Company estimates the undiscounted future cash flows, without interest charges, to be derived from these assets. The future undiscounted cash flow projections include assumptions about revenue and assets under management growth rates, effective fee rates, investor redemptions, pre-tax profit margin, and expected useful lives. If the carrying value of the asset is not recoverable through the related undiscounted cash flows, the Company measures the impairment loss based on the amount by which the carrying value of the asset exceeds its fair value. The fair value of the asset is determined by discounted cash flows or other methods as appropriate for the asset type.

Income Taxes. The Company is included in the consolidated federal and several combined state income tax returns for Franklin. The Company also files separate state income tax returns, with the exception of those included in the combined state returns of Franklin.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its net operating losses, except in those states where a separate return has been filed. As a result of this exception to the separate company method, the Company does not record in its balance sheet deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin in the year originated at the Company. To the extent that on a separate company basis a valuation allowance against these deferred tax assets would be required, that valuation allowance would also be transferred to Franklin. The Company tracks these net operating loss deferred tax assets in a separate memorandum account and assesses them for continuing need for a valuation allowance on a separate company basis. If, on a separate company basis the valuation allowance were released, the release of such valuation allowance would be reflected in the income statement of the Company in the year of release. Consistent with the Agreement, upon release of the valuation allowance the deferred tax asset would be treated, at that time, as having been settled with the Parent.

One further exception to the separate company method applies to certain deferred tax liabilities related to long lived intangible assets. Franklin views these deferred tax liabilities as having an indefinite reversal nature. Pursuant to the Agreement, in years in which the Company generated tax losses, this deferred tax liability was settled by Franklin via a deemed capital contribution.

Consistent with the separate company method, the deferred tax assets and liabilities are recorded for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and the reported amounts in the consolidated financial statements using the statutory tax rates in effect for the year when the reported amount of the asset or liability is recovered or settled, respectively. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. For each tax position taken or expected to be taken in a tax return, the Company determines whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company recognizes the accrual of interest on uncertain tax positions in interest expense and penalties in other operating expenses.

Accumulated Other Comprehensive Income(Loss) is reported in the consolidated statements of stockholder's equity and comprehensive income and includes unrealized gains (losses) on investment securities available-for-sale, net of income taxes.

3. New Accounting Standards

Accounting Standards Adopted During Fiscal Year 2009. The Company adopted the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification (the "Codification"), which is now the single source of authoritative U.S. GAAP recognized by the FASB. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All other accounting literature not included in the Codification became nonauthoritative. As the Codification does not change U.S. GAAP, the adoption of the Codification had no impact on the Company's consolidated financial statements.

The Company adopted a new FASB standard that requires disclosures about fair value of financial instruments for interim reporting periods and requires entities to disclose the methods and significant assumptions used to estimate the fair value of financial instruments and describe changes in methods and significant assumptions, in both interim and annual financial statements. The adoption

of the standard had no financial impact on the Company's consolidated financial statements. The Company has applied the disclosure requirements of the standard on a prospective basis.

New Accounting Standards Not Yet Adopted. The FASB issued a new standard that permits a reporting entity to measure the fair value of certain alternative investments that do not have a readily determinable fair value on the basis of the investments' net asset value per share or its equivalent. The standard also requires expanded disclosures. The standard is effective for interim and annual periods ending after December 15, 2009. The Company is currently evaluating the impact that the adoption of the standard as of October 1, 2009 will have on its consolidated financial statements.

In June 2009, the FASB issued a new standard that requires an enterprise to perform a qualitative analysis to determine whether its variable interests give it a controlling financial interest in a VIE. Under the standard, an enterprise has a controlling financial interest when it has (a) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. An enterprise that holds a controlling financial interest is deemed to be the primary beneficiary of the VIE and is required to consolidate the VIE. The standard also requires an ongoing reassessment of whether an enterprise is the primary beneficiary of a variable interest entity, and additional disclosures about an enterprise's involvement in VIEs and any significant changes in risk exposure due to that involvement. The standard is effective for fiscal years beginning after November 15, 2009. In November 2009, the FASB issued a proposed standard update which indefinitely defers the requirements of this new standard for assets managers' interests in entities that apply the specialized accounting guidance for investment companies or that have the attributes of investment companies. The proposed standard update, once finalized, is expected to be effective for fiscal years beginning after November 15, 2009. The Company is currently evaluating the impact that the adoption of the standard as of October 1, 2010 will have on its consolidated financial statements.

4. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at September 30, 2009:

	Amount
Cash on hand and demand deposits with banks	$ 4,021,638
Sponsored money market funds	581,982,743
Total cash and cash equivalents	$ 586,004,381

Included in cash on hand and demand deposits with banks are deposits with two financial institutions totaling $4,020,838 which represent an exposure to concentration of credit risk as these deposits are in excess of Federal Deposit Insurance Corporation insured limits. The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the credit worthiness of the financial institutions with which it does business. Sponsored money market funds are held with affiliates.

5. Investments

Investments at September 30, 2009 consisted of the following:

	Amount
Investment securities, trading	$ 178,925
Investment securities, available-for-sale	
Sponsored Investment Products	1,521,303
Securities of U.S. states and political subdivisions	98,956,421
Equity and other debt securities	10,790
Total investment securities, available-for-sale	100,488,514
Total investments	$ 100,667,439

A summary of the gross unrealized gains and losses relating to investment securities, available-for-sale at September 30, 2009 is as follows:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Sponsored Investment Products	$ 974,794	$ 546,509	$ -	$ 1,521,303
Securities of U.S. states and political subdivisions	95,832,319	3,227,536	(103,434)	98,956,421
Equity and other debt securities	10,793	-	(3)	10,790
Total	$ 96,817,906	$ 3,774,045	$ (103,437)	$ 100,488,514

The change in net holding gains on investment securities, available-for-sale included in accumulated other comprehensive income was $7,720,299 during the fiscal year 2009. The tax effect of the net change in unrealized gains was $3,043,506 during the fiscal year 2009.

The following table shows the gross unrealized losses and estimated fair values of investments with unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	12 months or greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Investment securities, available-for-sale				
Sponsored Investment Products	$ -	$ -	$ -	$ -
Securities of U.S. states and political subdivisions	8,617,738	(103,434)	8,617,738	(103,434)
Equity and other debt securities	10,790	(3)	10,790	(3)
Total available-for-sale	$ 8,628,528	$ (103,437)	$ 8,628,528	$ (103,437)

At September 30, 2009, maturities of securities of available-for-sale debt securities were as follows:

	Cost Basis	Fair Value
Securities of U.S. states and political subdivisions		
Due in one year or less	$ 14,967,420	$ 15,118,418
Due after one year through five years	54,213,233	56,659,840
Due after five years through ten years	23,404,795	23,986,163
Due after ten years	3,246,871	3,192,000
Total securities of U.S. states and political subdivisions	$ 95,832,319	$ 98,956,421

6. Fair Value Measurements

The Company records substantially all of its investments at fair value or amounts that approximate fair value. Trading securities and securities available-for-sale are financial instruments recorded at fair value on a recurring basis.

The table below presents the balances of assets measured at fair value on a recurring basis.

	Level 1	Level 2	Total
Investment securities, available-for-sale			
Sponsored Investment Products	$ 1,521,303	$ -	$ 1,521,303
Securities of U.S. states and political subdivisions	-	98,956,421	98,956,421
Equity and other debt securities	10,790	-	10,790
Total investment securities, available-for-sale	$ 1,532,093	$ 98,956,421	$ 100,488,514

There were insignificant liabilities measured at fair value on a recurring basis at September 30, 2009.

7. Property and Equipment

The following is a summary of property and equipment as of September 30, 2009:

	Useful Lives in Years	Amount
Property and equipment	3 - 5	$ 11,011,633
Leasehold improvements	10 - 15	2,104,548
		13,116,181
Less: Accumulated depreciation and amortization		(11,094,726)
Property and equipment, net		$ 2,021,455

No impairment loss in value of property and equipment was recognized during fiscal year 2009 as the Company determined there was no indicator of impairment.

8. Goodwill and Other Intangible Assets

Goodwill and other intangible assets have been assigned to the Company's one reporting unit and operating segment, investment management and related services. The carrying values of goodwill and gross intangible assets were as follows:

Goodwill	Amortized Intangible Assets	Non-amortized Intangible Assets
$ 119,405,182	$ 22,070,000	$ 432,452,954

Intangible assets as of September 30, 2009 were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Amortized intangible assets			
Non-compete agreement	$ 22,070,000	$ (19,004,722)	$ 3,065,278
Non-amortized intangible assets			
Management contracts	432,452,954	-	432,452,954
Total	$ 454,522,954	$ (19,004,722)	$ 435,518,232

The Company completed its most recent annual impairment tests of goodwill and indefinite-lived intangible assets during the quarter ended September 30, 2009 and determined that there was no impairment in the value of these assets as of August 1, 2009. No impairment loss in the value of intangible assets subject to amortization was recognized during fiscal year 2009.

9. Income Taxes

The Company determines its income tax provision on a separate company basis as if it were the corporate tax payer without consideration of the tax sharing agreement with Franklin. At that time, the Company will then apply the tax sharing policy and adjustments to deferred tax assets and liabilities, if any, are reflected in shareholder's equity.

For fiscal year 2009, income taxes payable for federal and state purposes have been reduced by approximately $1.0 million, which represents the tax benefit associated with the employee stock plans. The benefit was recorded as an increase in capital in excess of par value.

The major components of the net deferred tax liability as of September 30, 2009 were as follows:

	Amount
Deferred Tax Assets	
Deferred compensation and employee benefits	$ 12,579,319
Tax benefits for uncertain tax positions	4,836,605
Net operating loss carry-forwards	2,950,091
Unrealized loss on investment securities	258,176
Other	566,851
Total deferred tax assets	21,191,042
Deferred Tax Liabilities	
Amortization of purchased intangibles	80,742,906
Deferred commissions	36,161,266
Accrued employee benefits	3,598,031
Total deferred tax liabilities	120,502,203
Net deferred tax liability	$ 99,311,161

The Company maintains memorandum accounting for its federal and California net operating loss carry-forward for which Franklin has received a dividend. The federal net operating loss carry-forward benefit that the Company would have recorded as a deferred tax asset on its financial statements was approximately $197.0 million as of September 30, 2009.

At September 30, 2009, there were also approximately $57.9 million in state net operating loss carry-forwards which expire between 2012 and 2024.

A reconciliation of the beginning and ending balances of gross unrecognized tax benefits included in income taxes payable to authorities is as follows:

	Amount
Balance, beginning of year	$ 10,960,071
Additions for tax positions of prior years	3,075,671
Reductions for tax positions of prior years	(493)
Additions for tax positions related to the current year	3,859,302
Reduction for tax positions related to the current year	-
Settlements	-
Expiration of statute of limitations	(2,921,432)
Balance, end of year	$ 14,973,119

If recognized, all of this amount, net of any deferred tax benefits, would favorably affect our effective income tax rate in future periods.

Accrued interest on uncertain tax positions at September 30, 2009 was approximately $2.4 million, and is not presented in the unrecognized tax benefits table above.

The Company is included in the consolidated federal and several combined state income tax returns for Franklin. The Company also files separate state income tax returns, with the exception of those included in the combined state returns of Franklin. The Company is subject to examination by the taxing authorities in these jurisdictions. The Company's major tax jurisdictions and the tax years for which the statutes of limitations have not expired are as follows: the City of New York 2000 to 2009; the State of California 2005 to 2009; U.S. federal 2006 to 2009; and the State of New York 2006 to 2009.

The Company has recognized a tax benefit only for those positions that meet the more-likely-than-not recognition threshold. It is reasonably possible that the total unrecognized tax benefit as of September 30, 2009 could decrease by an estimated $4.0 million within the next twelve months as a result of the expiration of statutes of limitations in the U.S. federal and certain U.S. state and local tax jurisdictions.

10. Liabilities Subordinated to Claims of General Creditors

For the period ended September 30, 2009, the Company did not have any liabilities subordinated to claims of general creditors.

11. Commitments and Contingencies

Legal Proceedings. As previously reported, beginning in 2005, the Company (including Franklin/Templeton Distributors, Inc., Franklin Mutual Advisers, LLC, Franklin Advisory Services, LLC, and Franklin Investment Advisory Services, LLC), among other Franklin entities, and in some instances certain current or former employees, officers, and directors of Franklin, and/or certain Franklin Templeton Investments mutual funds (the "Funds"), were named in private lawsuits concerning market timing and late trading. The lawsuits are styled as Fund shareholder class actions, or as derivative actions on behalf of either the named Funds or Franklin.

In addition, on October 6, 2009, Franklin/Templeton Distributors, Inc., as well as the individual trustees to certain of the Funds, were named in a lawsuit brought derivatively on behalf of the relevant Funds, concerning payment of asset-based compensation, between July 22, 2005 and the present, to broker-dealers that hold Fund shares in brokerage accounts and that are not registered as investment advisers.

Management believes that the claims made in each of these lawsuits are without merit and intends to defend against them vigorously. The Company cannot predict with certainty, however, the eventual outcome of these lawsuits, nor whether they will have a material negative impact on the Company.

In addition, from time to time, the Company may be named as a defendant in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business, financial position, or results of operations.

Leases. The Company leases office space under a long-term operating lease expiring in fiscal year 2020. It recognizes lease expense on its office space on a straight-line basis. Certain leases have annual rent escalation clauses, which resulted in a deferred rent balance of $799,729 at September 30, 2009. Future minimum lease payments under non-cancelable operating leases are as follows:

	Amounts
For fiscal years ending September 30:	
2010	$ 1,021,834
2011	1,102,373
2012	1,102,373
2013	1,102,373
2014	1,102,373
Thereafter	7,339,086
Total minimum lease payments	$ 12,770,412

12. Employee Benefit and Incentive Plans

Franklin sponsors a defined contribution and profit sharing plan covering substantially all employees of Franklin and its subsidiaries. The plan is funded on an annual basis as determined by the Board of Directors of Franklin.

13. Stock-Based Compensation

Franklin has an Amended and Restated Annual Incentive Plan (the "AIP") and the 2002 Universal Stock Incentive Plan, as amended and restated (the "USIP"). Under the terms of the AIP, eligible employees of the Company may receive cash, equity awards, and/or cash-settled equity awards generally based on the performance of Franklin Templeton Investments, its funds, and the individual employee. The USIP provides for the issuance of up to 30.0 million shares of Franklin's common stock for various stock-related awards to officers, directors, and employees. At September 30, 2009, Franklin had approximately 4.2 million shares available for grant under the USIP. In addition to stock awards, Franklin may award options and other forms of stock-based compensation to officers, directors, and employees of the Company under the USIP. Franklin's Compensation Committee of the Board of Directors determines the terms and conditions of awards under the AIP and USIP.

Stock Options. The following table summarizes stock option activity:

	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding at September 30, 2008	557,953	$ 37.23		$ 28,398,951
Exercised	(148,899)	36.69		
Transferred in/out	(17,132)	43.37		
Outstanding and Exercisable at September 30, 2009	391,922	$ 37.17	2.7	$ 24,859,752

Stock option awards outstanding under the USIP generally have been granted at prices which are either equal to or above the market value of Franklin's common stock on the date of grant, generally vest over three years, and expire no later than ten years after the grant date. No stock option awards have been granted under the USIP since November 2004. The total intrinsic value of share options exercised during fiscal year 2009 was $4.8 million.

Stock Awards and Stock Unit Awards. The fair value of stock awards and stock unit awards granted under the USIP is estimated on the date of grant based on the market price of the underlying shares of Franklin's common stock and is amortized to compensation expense on a straight-line basis over the related vesting period, which is generally three years to four years. The total number of stock awards and stock unit awards expected to vest is adjusted for estimated forfeitures.

The following table summarizes nonvested stock awards and stock unit awards activity:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested balance at September 30, 2008	203,787	$ 117.25
Granted	205,841	68.64
Vested	(174,112)	98.98
Forfeited/Canceled	(38,423)	95.86
Transferred in/out	(1,774)	115.23
Nonvested balance at September 30, 2009	195,319	$ 86.54

Franklin's stock awards generally entitle holders to the right to sell the shares of Franklin's common stock once the awards vest. Franklin's stock unit awards generally entitle holders to receive the underlying shares of Franklin's common stock once the awards vest.

Employee Stock Investment Plan. The Company participates in the amended and restated Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the "ESIP") which allows eligible participants to buy shares of Franklin's common stock at discount of its market value on defined dates. Franklin's Compensation Committee and the Board of Directors determine the terms and conditions of awards under the ESIP. A total of approximately 0.5 million shares were issued under the ESIP during fiscal year 2009. At September 30, 2009 approximately 3.1 million shares were reserved for future issuance under this plan.

All Stock-Based Plan Arrangements. The Company's liability to Franklin for stock based compensation as of September 30, 2009 was $1,307,702 and is included in compensation and benefits liability.

Franklin generally does not repurchase shares upon share option exercise or vesting of stock awards and stock unit awards. However, in order to pay taxes due in connection with the vesting of employee and executive officer stock awards and stock unit awards under the USIP and in connection with matching grants under the ESIP, Franklin repurchases shares to pay such taxes using a net stock issuance method.

14. Related Party Transactions

The Company and its subsidiaries periodically enter into transactions during the ordinary course of business with affiliates, which are reflected through intercompany accounts. Amounts due to affiliates and due from parent and affiliates relate to these transactions.

During September 2009, the Company purchased deferred sales commission assets and the right to future distribution plan fees from an affiliate, Lightning Asset Finance Limited. The deferred sales commission assets and the right to future distribution plan fees relate to US funds for which the Company acts as the distributor. As consideration for these deferred sales commission assets, the Company paid cash totaling $48.5 million, of which $46.4 million was paid in September 2009 and the remainder was paid in October 2009. The Company has reflected such amounts paid during September 2009 in the change in deferred sales commissions in the consolidated statement of cash flows.

15. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company elected to use the alternative method, permitted by the rule, which requires it to maintain minimum net capital, as defined, no less than the greater of $250,000 or 2% of aggregate debit items. Since the Company does not carry customer accounts and does not have customer debits, the minimum net capital balance is $250,000. At September 30, 2009, the Company had net capital of $62,637,185 which was $62,387,185 in excess of its minimum requirement.